Kenneth L. Guernsey
T: +1 415 693 2091
kguernsey@cooley.com

April 7, 2021

Nicholas P. Panos
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Adverum Biotechnologies, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 5, 2021 File No. 001-36579

Dear Mr. Panos:

On behalf of Adverum Biotechnologies, Inc. (“Adverum” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2021 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement filed with the Commission on Schedule 14A on April 5, 2021 (the “Preliminary Proxy Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Proxy Statement.

Preliminary Proxy Statement filed on Schedule 14A

General

1.
Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement. The term “proxy statement” is defined in Rule 14a-1(g). Please relocate the projected date of distribution from page 3 to page 1 of the proxy statement as defined.

Response: In response to the Staff’s comment, the Company has relocated the following statement to the first page of the Amended Proxy Statement: “We intend to mail these proxy materials, including the WHITE proxy card, on or about [ ], 2021, to all stockholders of record entitled to vote at the Annual Meeting.”

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

April 7, 2021
Page Two

What are the voting recommendations of the Adverum Board?, page 6

2.
The disclosure indicates that if any other matter is properly brought before the annual meeting, the proxy holder has the authority to vote on such matters in their discretion. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised. In addition, please make conforming changes to page 47 and the form of proxy.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 47, as well as the form of proxy card, to clarify that such discretionary authority exists “to the extent authorized under Rule 14a-4(c)(1) under the Exchange Act.”

Proposal No. 1 | Election of Directors, page 18

3.
In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: Based on written representations made by the participants to the Company, the Company confirms on each participant’s behalf that he or she has not been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors) within the last ten years.

4.
The disclosure at page 32 indicates Adverum has “entered and expect[s] to continue to enter into agreements to indemnify our directors…” Please revise to clarify or confirm, if true, that indemnification agreements exist between the registrant and the director nominees. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K. To the extent the line item disclosure requirement is deemed inapplicable, a negative response is not required to be disclosed in the proxy statement as permitted under Rule 14a-5(a).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 to include the following: “We have entered into an indemnification agreement with each of our directors, including each of our Board’s nominees for director.”

Proposal No. 3 | Advisory Vote on Executive Compensation, page 26

5.	Disclose the current frequency of advisory votes on executive compensation required by Rule 14a-21(a) and when the next such vote will occur. See Item 24 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 to include the following: “Our stockholders have recommended, and our Board has approved, a frequency of each year for advisory votes on executive compensation.  Accordingly, the next advisory vote on executive compensation will be at our 2022 Annual Meeting of Stockholders.”

Information Regarding Ownership of Company Securities by Participants, page A-2

6.
The disclosure indicates that certain executive officers are “deemed” to be “participants” in the solicitation. Instruction 3 to Item 4 of Schedule 14A, however, governs the unqualified determination of whether a person is a participant in a solicitation. Use of the term “deem” could be understood to imply that some uncertainty exists as whether such persons are in fact participants. Please revise to remove the implication that circumstances exist when such persons would not be considered participants in the context of this solicitation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page A-2 to remove the reference to “deemed” and reflect that the individuals are “participants” in the solicitation.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

April 7, 2021
Page Two

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Please contact me at (415) 693-2091 or Brett White (650) 843-5191 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Kenneth Guernsey

Kenneth Guernsey

cc:            Brett White, Esq.
Graham Robinson, Esq.
Richard Grossman, Esq.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com